

UNITED STATES
AND EXCHANGE
MISSION
on, D.C. 20549

07000705

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UDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52252

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2006** (MM/DD/YY) AND ENDING **12/31/2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **Akros Securities, Inc.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Rockefeller Plaza, 18th Floor
(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline A. DiPaola **(212) 893-8331**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Jacqueline A. DiPaola**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Akros Securities, Inc.**, as of **December 31**, **2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Executive Vice President

Title



Notary Public

LINDA S. TAGGART
Notary Public, State of New York
No. 4948506
Qualified in Suffolk County
Commission Expires March 20, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (p) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 23 2007
WASH, D.C.
186
SECTION

Akros Securities, Inc.

Statement of Financial Condition
December 31, 2006


BDO

BDO Seidman, LLP
Accountants and Consultants


SEC MAIL PROCESSING
RECEIVED
FEB 23 2007
WASH, D.C.
186
SECTION

Akros Securities, Inc.

Statement of Financial Condition

December 31, 2006

Akros Securities, Inc.

Contents



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

Board of Directors
Akros Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Akros Securities, Inc. (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Akros Securities, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The Company is a wholly-owned subsidiary of Banca Akros SpA. The statement of financial condition should be read in conjunction with that of its parent.

BDO Seidman, LLP

January 24, 2007

Akros Securities, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents (Note 4(b))	**$ 597,366**
Receivable from clearing broker (Note 1)	**158,633**
Receivable from parent (Note 4(a))	**28,257**
Commissions receivable	**48,159**
Investment in ESN North America, Inc. (Note 2)	**510,571**
Property and equipment, net (Note 3)	**15,701**
Prepaid expenses and other assets	**36,021**
	$1,394,708

Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses	**$ 104,441**
Compensation payable	**160,846**
Income taxes payable	**6,750**
Total liabilities	**272,037**
Commitment (Note 6)	
Stockholder's equity (Note 6)	**1,122,671**
	$1,394,708

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Summary of Business and Significant Accounting Policies

Organization and Business

Akros Securities, Inc. (the "Company") is a Delaware corporation. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and as a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company is a wholly-owned subsidiary of Banca Akros S.p.A. (the "Parent"), an investment bank organized and existing under the laws of the Republic of Italy. Banca Popolare di Milano ("BPM") (refer to Note 4) is a majority stockholder of the Parent. The Company was formed for the purpose of providing foreign and domestic institutional clients with market research and execution services for securities traded in the United States and Europe.

All customer transactions are cleared through another registered broker-dealer on a fully disclosed basis. Accordingly, the Company is exempt from the Securities and Exchange Commission's (the "SEC") Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

Cash and Cash Equivalents

The Company considers highly liquid instruments with an original maturity of three months or less to be cash equivalents. The Company maintains most of its cash balances at one major financial institution. At times, the amounts on deposit at this institution exceeded the $100,000 insured by the Federal Deposit Insurance Corporation ("FDIC"). The funds at the broker are insured up to $100,000 by the Securities Investment Protection Corporation ("SIPC").

Fair Value of Financial Instruments

Substantially all financial instruments carried at historical cost or contract value approximate market value due to their relatively short-term nature.

Foreign Currency

Amounts denominated in or expected to settle in foreign currencies are translated into United States dollars ("US$") and are converted at the rate of exchange prevailing on the respective dates of such transactions.

Summary of Business and Significant Accounting Policies

Property and Equipment

Property and equipment consists of office furniture and equipment and is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's statement of financial condition or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax basis of the assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Pronouncements

On July 13, 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the statement of financial condition. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the adoption of FIN 48 will have a material impact on the statement of financial condition.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements". This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for statement of financial condition issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. As of December 31, 2006, the Company does not believe the adoption of SFAS No. 157 will impact the amounts reported in the statement of financial condition. However, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the statement of income for a fiscal year.

1. **Receivable from Clearing Broker**

Receivable from clearing broker primarily represents cash on deposit required by the clearing broker to cover customer defaults and trade errors.

The Company is subject to credit risk if the clearing broker is unable to repay balances due.

2. **Investment**

On January 1, 2006, the Company owned 25% of the common stock of ESN North America, Inc. and the investment balance recorded under the equity method of accounting amounted to $176,386. In May 2006, the Company purchased 22.5 additional shares of common stock for $312,500 and as a result, the Company owned 37.5% of the common stock of ESN North America, Inc. In December 2006, the Company sold 6.5 shares of the common stock of ESN North America, Inc. for $126,389. The sale of the common stock reduced the investment to 61 shares and as a result, the Company owned 33.89% of the common stock of ESN North America, Inc.

3. **Property and Equipment, Net**

Property and equipment consists of:

December 31, 2006		Estimated useful lives
Computers	$20,394	5 years
Furniture and office equipment	4,962	7 years
	25,356	
Less: Accumulated depreciation	(9,655)	
Property and equipment, net	$15,701	

4. Related Party Transactions

(a) The Company has commission sharing agreements with its Parent regarding (i) execution of U.S. and non-U.S. securities transactions by the Parent for U.S. and European institutional customers and (ii) execution of U.S. securities transactions by the Company on behalf of customers of the Parent. Commission of $28,257 was receivable from the Parent as of December 31, 2006.

(b) The Company has a bank account with the Parent with a balance of $8,280 at December 31, 2006.

5. Income Taxes

The Company provides for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires the financial statement recognition of deferred tax assets unless it is more likely than not that such assets will not be realized. As of December 31, 2006, the Company has recorded deferred tax assets of approximately $144,000, related to temporary differences (depreciation and net operating loss deductions) between financial and taxable income. The deferred tax assets have been fully offset by a valuation reserve due to the uncertainty of their realization.

For the year ended December 31, 2006, the Company has incurred $60,000 of current New York State and New York City income taxes.

The Company has U.S. Federal tax loss carryforwards of approximately $102,000 expiring in 2022 and $311,000 expiring in 2023.

6. Regulatory Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, both as defined, which shall not exceed 15 to 1. At December 31, 2006, the Company had regulatory net capital and a regulatory net capital requirement of $523,841 and $250,000, respectively. The Company's aggregate indebtedness to regulatory net capital ratio was .45 to 1.



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Akros Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Akros Securities, Inc. ("Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.



BDO Seidman, LLP
Accountants and Consultants

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

January 24, 2007

END